John T. McKenna (650) 843-5059 JMCKENNA@COOLEY.COM	VIA EDGAR AND HAND DELIVERY
August 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Attn:	Ms. Barbara C. Jacobs Ms. Maryse Mills-Apenteng

RE:	Compellent Technologies, Inc. Registration Statement on Form S-1 Filed on July 2, 2007 File No. 333-144255
Ladies and Gentlemen:
On behalf of Compellent Technologies, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-144255 (the “Registration Statement”). We are sending a copy of this letter, the Amendment and various supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2007, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Ms. Maryse Mills-Apenteng.
The Amendment is being filed in response to comments received from the Staff, by letter dated August 2, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
General
1.	We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company respectfully acknowledges the Staff’s comment and will provide the price range and related information in a subsequent amendment prior to circulating a “red herring” prospectus and will work to address the Staff's comments in connection with the price and related information.

2.	Please provide us with clear copies of any graphics you intend to use for our review. Note that the text used in a graphic must adhere to plain English principles. Please see the guidance
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provided by on the use of graphics in our Corporation Finance Current Issues Outline, March 2001, available on our website at www.sec.gov.

The proposed graphic information for the prospectus will be provided supplementally under separate cover for the Staff’s review and consideration.
Summary
3.	Please provide verifiable support for your claims here, in MD&A and in the business section that SS&C is “a leading provider” of enterprise-class network storage solutions and that your Storage Center “is the most comprehensive enterprise-class network storage solution available today.”

The Company respectfully acknowledges the Staff’s comment and, in response, will supplementally provide the requested information under separate cover.

4.	Please confirm whether the 550 enterprises that have purchased your Storage Center represents the cumulative number of customers since inception or the number of current or active customers.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 1, 32, 58, 65, and 71 of the Amendment.

5.	Please expand your discussion of the differentiating business model factors to briefly describe the “all-channel assisted sales model” and “virtual manufacturing strategy” you reference and to better explain how they enable you to achieve the results you describe.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 1 of the Amendment.

6.	We note your references, here and in the business section, to InfoWorld, Computer Reseller News, Gartner, IDC and other industry data sources. Please provide us with supporting documentation marked to highlight the industry data you cite and recognition, such as awards, you reference. Ensure that you set forth the publication dates of all cited reports. Tell us whether the cited data is generally available to the public or whether any of the data reports were commissioned by you for your use. In this regard, we note that you commissioned an end user study by Enterprise Strategy Group; explain to us why you have not filed a consent from this entity (see page 55).

The Company respectfully acknowledges the Staff’s comment and, in response, will supplementally provide the requested information under separate cover and has filed a consent from Enterprise Strategy Group, Inc. as Exhibit 23.3 to the Registration Statement. Below please find a listing of the references to the industry data sources noted in the Registration Statement and their availability to the public:

	Data Source	Publication Date	Availability

InfoWorld
•	"2006 Technology of the Year Awards"	January 2, 2006	Available on the world wide web
•	"Midrange SANS master high-end	July 5, 2007	Available on the world wide web
features"

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Computer Reseller News “5 Storage Standouts”		November 1, 2006	Available on the world wide web

Gartner
•	“Forecast: External Controller-Based Disk Storage, Worldwide, 2006-2010”	October 6, 2006	Individual Gartner reports are available for purchase for a range of fees ($195.00 to $6,995.00).
•	“User Survey Analysis: Storage in SMBs,	October 27, 2006
United States, 2006”
•	“Magic Quadrant for Midrange Enterprise	December 13, 2006
Disk Arrays, 2H06”
•	“Market Share: External Controller-Based Disk Storage, Worldwide, 2003-2006”	May 2007
•	“Dataquest Insight: Compellent Brings Advanced Technology to the Midrange Disk Array Market”	August 6, 2007

IDC
•	“Worldwide Disk Storage Systems 2007-2011 Forecast: Mature, But Still Growing and Changing”	May 2007	Individual IDC reports are available for purchase for a fee of $4,500.
•	“Virtualization, Multicore Shake up”	March 21, 2007
Server Market”
•	“Compellent Ready-to-Use Tiered	March 2007
Storage”
•	“Market Analysis: Worldwide Storage
	Software 2007-2011 Forecast”	June 2007

The InfoPro “Storage Study Wave 9”		May 10, 2007	Available on the world wide web

AT&T Study “Almost One-Third (30 Percent) of U.S. Businesses Do Not Consider Business Continuity Planning a Priority”		May 29, 2007	Available on the world wide web

Storage Networking Industry Association “Getting Started with ILM”		2005	Available on the world wide web

Enterprise Strategy Group, Inc. “Managing Storage Systems Focus on Compellent”		August 2006	Commissioned by the Company
7.	We note your discussion on pages 1 and 51 regarding your strong growth and increasing revenues financial results from 2005 to 2007. For balanced disclosure, please state prominently in the summary that all of your product revenues come from a single product, namely Storage Center, and include a discussion of your net losses during the same periods and your accumulated deficit. We note your reference to losses and accumulated deficit on page 4.
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The Company respectfully acknowledges the Staff’s comments and, in response, has revised the disclosures on pages 1 and 58 of the Amendment.
Risk Factors, page 8
8.	Please revise the introductory paragraph on page 8 to delete the last sentence of the introduction. You should not refer to unidentified risks in the risk factor section, which should be limited to the most significant factors known to you that make the offering speculative or risky. See Item 503(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has deleted the last sentence of the introduction paragraph on page 8 of the Amendment.

9.	Avoid the general conclusions you make in some of your risk factors that the risk discussed “could harm our business” or “our business could be harmed” or “may harm our business.” Instead, replace this language with specific disclosure on what the harmful effects to your business or financial results might be.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures throughout the risk factors section of the Amendment.
We receive a substantial portion of our revenue from a limited number of channel partners, page 12
10.	Please briefly describe the material features of the channel partner agreements on which you substantially depend. A more comprehensive discussion of these features should be included in the business section. Include, as appropriate, a discussion of the channel partner agreements that involve installation and configuration of your Storage Center. We refer you to the risk factor at the bottom of page 14. We note your disclosure that you have no long-term contracts with any of your channel partners. Tell us what consideration you gave to filing any of these agreements or form of agreement as exhibits to the registration statement.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 12, 15 and 64 of the Amendment.

The Company respectfully submits that, consistent with the Rules and Regulations of the Securities Act of 1933, as amended, the Company has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully submits that it is not appropriate or required under applicable rules for it to file any channel partner agreements or form of channel partner agreement described in Comment No. 10 as exhibits to the Registration Statement. All of the channel partner agreements are “made in the ordinary course of business” and are of the type “such as ordinarily accompanies the kind of business conducted” by the Company and other network storage companies of similar size. In particular, as disclosed on page 64 of the Amendment, these channel partner agreements typically have a term of one year and are terminable without cause upon written notice to the other party. In addition, no channel partner accounted for more than 10% of the Company’s revenue in 2004, 2005 or 2006 or through the six months ended June 30, 2007, and the Company does not substantially depend on any channel partner agreement. Further, the Company believes that the form of channel partner agreement is itself not material, and the filing of the channel partner agreements or the form of channel partner agreement would not provide material information to investors. The Company respectfully submits that none of the channel partner agreements or the form of channel partner agreement falls within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to file these agreements as exhibits to the Registration Statement.
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The loss of any key suppliers or the failure to accurately forecast demand, page 13
11.	We note your disclosure that you currently rely on a limited number of suppliers for components. We further note in the risk factor immediately following that you also rely on a single third-party hardware maintenance provider, Anacomp. Please explain the business arrangements with Anacomp in greater detail and file the agreements with Bell Microproducts, Xyratex Corporation and Anacomp, if any, as exhibits to the registration statement or advise as to why you believe these agreements need not be filed pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on page 13 of the Amendment regarding its business arrangements with Bell Microproducts and Xyratex Corporation to note that the Company acquires components from Bell Microproduct and Xyratex Corporation only as needed on a purchase order basis and has not entered into supply agreements for these components.

The Company additionally respectfully acknowledges the Staff’s comments and, in response, has revised the disclosures on page 14 and 71 of the Amendment to note its business and contract termination arrangements with Anacomp, Inc.

The Company respectfully submits that it does not believe that it is substantially dependent on Anacomp because all of the services being provided by Anacomp are currently available from a number of other service providers on similar terms. Further, the Company submits that the general disclosure of the Anacomp agreement in the Amendment is provided not because the Company believes the Anacomp agreement is material, but in the interests of full disclosure so that investors are aware of how on-site repair services are delivered to the Company’s end users and that the Company is subject to additional risks because it has reduced control over its repair service to end users.

The Company respectfully submits that it is not appropriate or required under applicable rules to file the Anacomp agreement described in Comment No. 11 as an exhibit to the Registration Statement. The Anacomp agreement was “made in the ordinary course of business” and is of the type “such as ordinarily accompanies the kind of business conducted” by the Company and other network storage companies of similar size. Moreover, filing the Anacomp agreement would not provide material information to investors not already provided in the Amendment. The Company respectfully submits that the Anacomp agreement does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to file the agreement as an exhibit to the Registration Statement.
The U.S. government has contributed to our revenue growth, page 15
12.	Revise the risk factor subheading to quantify the portion of your revenues generated by U.S. government contracts. Identify the government agencies to the extent material and tell us whether the aggregate amount was equal to 10% or more of your revenues in any of the relevant periods.

The Company respectfully acknowledges the Staff’s comment and, in response, has deleted the risk factor relating to the U.S. government contracts because the aggregate amount of revenue for any of the relevant periods was less than 10% of the total aggregate amount of revenue for that period.
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We expect to face numerous challenges as we attempt to grow our operations, page 16
13.	Please file the agreement with Amex as an exhibit to the registration or advise as to why you believe this agreement need not be filed.

The Company respectfully acknowledges the Staff’s comment. The Company respectfully submits that it is not appropriate or required under applicable rules to file the agreement with Amex, Inc. described in Comment No. 13 as an exhibit to the Registration Statement. The agreement with Amex, Inc. was “made in the ordinary course of business”. The Company is not dependent on the agreement with Amex, Inc. to sell a major portion of its products or services and is, therefore, not substantially dependent on this agreement. Currently, the Company’s international operations are not a material part of its business. The Company has only one international office and revenue from international sales were less than 10% of total revenue in each of the years ended 2004, 2005 and 2006, and only 11% of total revenue for the six months ended June 30, 2007. Moreover, since the agreement with Amex, Inc. was entered into in March 2005, revenue resulting from the agreement with Amex, Inc. was less than 10% of total revenue in each of 2005 and 2006 and for the six months ended June 30, 2007.

Moreover, filing the agreement with Amex, Inc. would not provide material information to investors not already provided in the Amendment. Further, the Company submits that the general disclosure of this agreement in the Amendment is provided not because the Company believes this agreement is material, but in the interest of full disclosure so investors are aware that the Company has entered into this agreement and how it intends to expand its international presence going forward. The Company respectfully submits that the agreement with Amex, Inc. does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K requiring the Company to file this agreement as an exhibit to the Registration Statement.
We will incur significant costs as a result of operating as a public company, page 19
14.	Please revise to provide a separate risk factor alerting investors to the significant deficiencies identified by your independent registered public accounting firm and the resulting restatements. Expand the disclosure in that risk factor to address specifically how and when you believe you met the personnel requirements to eliminate both the segregation of duties and financial management and reporting infrastructure deficiencies. To the extent the costs associated with remedying these deficiencies were material, they should be discussed. Include a cross-reference to what should be a more detailed discussion of these matters in MD&A. See our comment below.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 20, 55, 56 and 57 of the Amendment.
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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
General
15.	We note from your risk factor disclosure that Compellent identified significant deficiencies upon reviewing its internal control over financial reporting in anticipation of complying with Section 404 of the Sarbanes-Oxley Act. To the extent you consider the cost of becoming compliant or maintaining compliance with Section 404 to be material, you should discuss the impact of compliance on results of operations and liquidity. Please refer to Item 303 of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 55 through 57 of the Amendment.
Overview
16.	Where you discuss product revenue and product support and services revenue on page 33, consider disclosing here—as well as in the summary section of the prospectus—that the substantial portion of your revenues is generated by product sales and only a small, though increasing portion of revenues is generated from product support and services.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 1, 32 and 58 of the Amendment.
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 36
17.	We note that you refer to independent valuations on page 37. While you are not required to make reference to these valuations, when you do you should also disclose the name of the expert and include the consent of the expert in the Form S-1.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 37 of the Amendment to delete the reference to the independent valuation firm.

18.	Tell us how you determined the fair value of your common stock at each of the stock option grant dates in 2006 and for any options granted in 2007 through the date of your response letter. Describe in detail the valuation methodology and significant assumptions that you used in estimating the fair value. In order to help us evaluate your estimates, please provide a schedule showing for each option, or group of similar options:
•	the grant date;

•	the grantee;

•	vesting terms;

•	exercise price;

•	estimated fair value of the option;

•	estimated fair value of the underlying common stock;

•	the total amount of compensation cost; and

•	the amount recognized as expense.
We may have additional comments when you disclose the anticipated offering price.
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The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 37 through 43 of the Amendment. The Company will supplementally provide the requested information related as to the grantees, grant date, vesting terms and the anticipated offering price under separate cover.

19.	Expand the table of stock option grants at page 38 to include the number of options granted during each of the periods presented and the fair value of the options.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 37 of the Amendment.

20.	Expand the disclosure of stock-based compensation to include a discussion of the specific methodology you used to estimate the fair value of your common stock during 2006 and the subsequent interim periods in 2007. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 37 through 43 of the Amendment.

21.	Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 43 of the Amendment.
Results of Operations, page 39
Comparison of Three Months Ended March 31, 2006 and 2007, page 40
22.	Please briefly discuss the “productivity improvements” from existing channel partners and quantify the increases in new channel partners and personnel growth for each of the relevant periods covered.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 45 and 47 of the Amendment.

23.	Expand to disclose in quantitative terms the extent to which changes in revenues from one period to the next were attributable to changes in prices as opposed to changes in volume. In this respect, describe the trend for prices of your products (and any separate trend for changes in prices of product support and services) over the period of the last three years and subsequent interim period. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 45 and 47 of the Amendment.

24.	Please discuss in greater detail the factors affecting the 362% increase in services revenues (and 472% increase for the years ended December 31, 2005 and 2006) by quantifying the number of training offerings and increase in installation services. Clarify whether these increases were a mere function of the increase in products sold or resulted from a concerted effort or campaign on the part of management to grow services revenue.
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The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 45 and 47 of the Amendment.
Comparison of Years Ended December 31, 2005 and 2006, page 42
25.	Please quantify your disclosure regarding the lower revenue achieved per megabyte for disk drives and the offsetting effect of the increased revenue from enhanced capacity and complexity of the systems sold. See page 42.

The Company respectfully advises the Staff that it has removed the reference to lower revenue per megabyte for disk drives, as it is difficult for the Company to quantify the impact that the cost per megabyte has had on the Company’s revenue.

26.	We note that you nearly doubled the sales and marketing team in 2006 and have added another 13 people in the first quarter of 2007. Please expand to discuss the how these substantial increases impact your business strategy and structure. Discuss the extent to which the expanded sales and marketing team is concentrated in one or more locations, is focused domestically or internationally, or had any other material impact on your business of which investors should be aware. Review the results of operations disclosure to provide contextual background and managerial insight into other material changes that occurred from period to period.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 33 and 34 of the Amendment.

Liquidity and Capital Resources, page 46
27.	Revise to provide a description of your operating cash flows that will contribute to an understanding of your operating cash flows and not simply repeat changes in financial statement line items that are readily apparent in the financial statements. That is, you should identify the underlying drivers to such flows.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 52 and 53 of the Amendment.
Business, page 51
28.	Please briefly explain what virtual servers are and the interplay between server and storage virtualization. Explain the extent to which server virtualization is a necessary component of storage virtualization and ultimately of the virtualized data center.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 59, 63 and 64 of the Amendment.

29.	Tell us the basis for your belief that Storage Center is “the only commercially available solution” that provides the features your system provides. Please refer to your disclosure on page 54. Also, provide support for your statement on the same page that the Dynamic Black Architecture delivers “significant improvements in the cost, administration and recovery of data.” We note your statement on page 55 that you believe Storage Center’s automated tiered storage “can result in significant cost savings for end users.” To the extent the cost savings is not proven with regard to any of your costs savings claims, please revise throughout so that the disclosure is consistent.
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The Company respectfully acknowledges the Staff’s comment and, in response, will supplementally provide the requested information under separate cover.

30.	Given the numerous claims you make regarding cost-effectiveness, cost savings and affordability of your product, please provide comparative pricing information relating to your product and those of your direct competitors.

The Company respectfully acknowledges the Staff’s comment and, in response, will supplementally provide several third-party publications that speak to the Company’s performance relative to its competitors with regard to cost effectiveness, cost savings and affordability. The Company believes that these publications are more indicative of its performance in these areas than providing the Staff with publicly available price information for its competitors products, as the publicly available price information may not accurately reflect the actual cost to an end user.

31.	Please refer to the graphic at the top of page 61. Please explain the terms “FC,” “Mid-Tier FC,” and “SATA” and the RAID terms listed under each. The significance of these terms in understanding the graphic is not clear.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure and the graphic on page 68 of the Amendment.

32.	Disclose in quantified terms the current backlog for the most recent period and its growth over the amount for the previous year and indicate the portion not reasonably expected to be filled within the current fiscal year, if any. See Item 101(c)(1)(viii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 74 of the Amendment.

Director Compensation, page 72

33.	Please clarify whether your policy has changed from 2006 wherein none of the non-employee directors received any compensation for their service on the board or on any board committee. In this regard, we note your statement that your directors do not currently receive any cash compensation for their services and that Mr. Wehrwein received a fully vested stock award in 2007.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 80 of the Amendment.
Compensation Discussion and Analysis, page 73

34.	We note disclosure on page 73 that one of the primary objectives of the compensation committee is to “align executives’ incentives with stockholder value creation.” Please expand your disclosure to indicate how your executive compensation programs will be, or have been, designed to do this. See Item 402(b)(1)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 81 of the Amendment.

35.	Discuss the extent to which each compensation element affects decisions regarding other elements. See Item 402(b)(1)(vi).
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The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 82 of the Amendment.

36.	Please expand to discuss in greater detail the role of Mr. Soran, as Chief Executive Officer, in the compensation process. Refer to Item 402(b)(2)(xv) of Regulation S-K. Your disclosure should include a discussion of whether or not Mr. Soran makes recommendations to the compensation committee regarding the compensation of other executives as well as his own compensation. Such a discussion should identify any measures, targets or similar items used in determining compensation amounts. Explain whether Mr. Soran has the ability to call or attend compensation committee meetings.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 81 of the Amendment.

37.	Please describe the executive compensation philosophy referenced on page 73.

The Company respectfully acknowledges the Staff’s comments and, in response, has revised the disclosure on page 81 of the Amendment.

38.	Please clarify your statement that you have not historically benchmarked your executive compensation against your peer companies in light of your statement that you have historically taken into account publicly available data relating to the compensation practices of other companies within and outside your industry and that you adjust salaries from time to time to realign them with market levels. To the extent you believe your compensation packages to be competitive with your peer companies, please identify the companies that form the basis for this statement. See Item 402(b)(2)(xiv) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 82 of the Amendment.

39.	The discussion regarding base salary should describe what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions. Moreover, the discussion should also describe the elements of individual performance and/or contribution that are taken into account in structuring and implementing specific forms of compensation. We note that you do not describe the specific elements of individual performance that were used in establishing cash incentive payments for the named executive officers. See Items 402(b)(2)(v) and (vii) of Regulation S-K. Note that corporate objectives or targets should be described to the extent they do not involve confidential trade secrets or confidential commercial or financial information. See Instruction 4 to 402(b) of Regulation S-K. Please revise accordingly.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 83 and 84 of the Amendment. The quantitative corporate targets under the 2006 and 2007 Incentive Plans are confidential and commercial information of the Company. The Company respectfully submits that the disclosure of the quantitative corporate targets under these plans is not necessary to protect investors. While the Company’s quantitative corporate targets for its executive officers would provide a wealth of information to the Company’s competitors, the disclosure of such information would not materially enhance an investor’s understanding of the value of the Company. The corporate goals under the 2006 and 2007 Incentive Plans were structured to accelerate the rate of compensation for the Company’s executive officers based on the level of revenue performance achieved by the Company and were designed to be difficult to achieve. The revenue targets under these plans is not and will not be the same quantative targets given to
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the investment community with regard to the Company’s revenue expectations for the Company for 2007.

40.	Please revise the disclosure to cover actions regarding executive compensation taken after the end of your last fiscal year. In this regard, target information regarding corporate objectives and individual performance, such as the information to be provided for fiscal year 2006, should also be provided for fiscal year 2007. See Instruction 2 to Item 402(b).

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 83 and 84 of the Amendment. The Company also directs the Staff to its response to Comment No. 39 above.

41.	Explain the purpose of repurchasing certain shares held by Messrs. Judd and Johnson in March and April 2007 and then granting new stock options and a related bonus.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 85 of the Amendment.
Executive Compensation
Summary Compensation Table, page 78
42.	Please refer to footnote 5 of the summary compensation table. Please quantify separately the amounts paid to Ms. Suter pursuant to the severance arrangement and that paid as accrued vacation.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure in footnote 5 on page 87 of the summary compensation table to the Amendment.
Part II
Recent Sales of Unregistered Securities
43.	Regarding the February 2007 issuance to a consultant described in paragraph (9), please describe the nature and value of the services rendered. See Item 701(c) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure in paragraph (9) on page II-3 of the Amendment.
Financial Statements
Note 1: Business Description and Significant Accounting Policies page F-7
44.	Refer to your accounting policy for accounts receivable on page F-8. We note on page 35 that you use resellers, or channel partners, to sell your products. We also note that you usually recognize revenues for sales to channel partners but sometimes recognize sales directly to the end user and record a commission to the channel partner. Please clarify in your revenue recognition policy your basis for determining the amount of revenue recognized, that is, whether you record the amount of the revenue based on the reseller’s agreement with you or the amount charged to the end user by the reseller. Also, clarify whether you recognize revenue when delivery occurs to the reseller, based on evidence of a third party end user agreement, or to the
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end user of your systems after the system is installed for the end user. Please revise page 35 accordingly. See EITF 99-19 and SAB 104 for guidance.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 35 and F-9 of the Amendment.

45.	Refer to your accounting policy for revenue recognition on page F-9. We note on page 32 that you combine your software with standards-based hardware into a single network system. We also note on pages 1 and 57 that you describe your production of these systems as “virtual manufacturing strategy” in which you custom configure, ship, merge in transit and deliver your system to the end user as one order. Please tell us the basis for recognizing revenue from hardware on a gross basis, given the above operating strategies, using the guidance in EITF 99-19 in your response. Expand your accounting policy for revenue recognition for hardware to clarify whether you take title to the hardware prior to the system construction.

In accordance with EITF 99-19 the Company recognizes revenue from hardware on a gross basis, in conjunction with its virtual manufacturing strategy, due to the following indicators as outlined in EITF 99-19:
•	The Company is the primary obligor in the arrangement as it is responsible for fulfillment, including the acceptability of the products ordered or purchased by the customer.

•	The Company has general inventory risk, as it will take title to the product if it is returned by the customer.

•	The Company has latitude in establishing price, as it sets the price of all products sold to the customer.

•	The Company changes the product. It combines its sophisticated software with standards-based hardware into a single integrated solution, or a system. Given the inclusion of its software, the product is greater in value as a result of the change, and a customer order would not be deemed fulfilled or accepted in the absence of the software.

•	The Company has discretion in supplier selection.

•	The Company is involved in the determination of product specifications.

•	The Company assumes credit risk for the amount billed to the customer, and must pay amounts owed to the suppliers, regardless of collection of the sales price from the customer.
Based on the indicators as outlined above, the Company therefore recognizes revenue from hardware on a gross basis.

46.	Please expand your revenue recognition policy to explain the reason for the timing of revenue recognition when there is evidence of a third-party end user sale. Clarify whether the channel partners have a right of return that precludes revenue recognition at the time the products and systems are received by the channel partner or whether the channel partner only acts as a broker and does not take title to your products prior to the sale to the end user.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 35 and F-9 of the Amendment.

47.	We note on pages 35 and F-9 that, in arrangements that include rights to multiple software and hardware products and/or services, you use the guidance in SOP 97-2, EITF 00-21 and the residual method. Describe in further detail how you apply this method to arrangements containing multiple software products. In this regard, please clarify whether or not any software
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

products remain undelivered at inception of the arrangements. If so, describe how you establish vendor-specific objective evidence for those undelivered software products.

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosures on pages 35 and F-9 of the Amendment.
Please do not hesitate to contact me at (650) 843-5059, Mark P. Tanoury at (650) 843-5016 or Nicole C. Brookshire at (650) 843-5731, if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ John T. McKenna
John T. McKenna

cc:	Philip E. Soran, Compellent Technologies, Inc.
John R. Judd, Compellent Technologies, Inc.
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
Nicole C. Brookshire, Esq., Cooley Godward Kronish LLP
Kenneth R. McVay, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Daniel E. O’Connor, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
John F. Dietz, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Greg Steiner, Grant Thornton LLP
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F:(650) 849-7400 WWW.COOLEY.COM